Pricing Supplement No. 103 Dated January 9, 1996, to Prospectus Dated November 9, 1994 as Supplemented by Prospectus Supplement Dated
March 22, 1995

ASSOCIATES CORPORATION OF NORTH AMERICA
MEDIUM TERM SENIOR NOTES, SERIES H

$20,000,000 principal amount of the Series H Notes, bearing interest at 5.55% per annum and maturing on January 12, 1999, are offered by the Company through Sanwa International plc, which, as agent for the Company, has agreed to use its best efforts to solicit purchasers of the Notes.

The Notes to which this Pricing Supplement relates will be Fixed Rate Notes and will be initially issued as Book Entry Notes for settlement on January 12, 1996.

Prior to this Pricing Supplement, $873,745,000 aggregate principal amount of the Series H Notes offered pursuant to the Prospectus Supplement dated March 22, 1995 to the Prospectus dated November 9, 1994 has been sold at the interest rates then in effect. On November 16, 1995 the Company reduced the amount of the aggregate principal amount of the Series H Notes available for sale under the Prospectus and the Prospectus Supplement referred to above by $100,000,000 from $1,500,000,000 to $1,400,000,000.

Recent Financial Information

The following summary of certain consolidated financial information of the Company has been derived principally from information and financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the
nine months ended September 30, 1995 (in millions):
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
                                   Year Ended or   Nine Months Ended
                                   at December 31  or at September 30
                                     1994           1994      1995
                                                     (Unaudited)

Revenue                            $ 4,387.9     $ 3,176.6     $ 3,973.3
Earnings Before Provision for
 Income Taxes                      $   972.6     $   712.7     $   833.2
Net Earnings                       $   603.5     $   444.3     $   526.9
Finance Receivables (net of
unearned finance income and
allowance for losses)              $30,043.3     $28,743.9     $34,004.8
Stockholders' Equity               $ 3,786.1     $ 3,703.0     $ 4,334.3


                        ----------------------------

                       Recent Developments

On October 12, 1995, Ford Motor Company ("Ford"), the ultimate parent of the Company, announced that it is reviewing its own possible strategic actions, which could include a partial sale of the Company's immediate parent corporation, Associates First Capital Corporation. Ford has stated that whether any transaction would occur, and the possible timing of any such transaction, have not been determined.

                      UNITED STATES TAXATION

The discussion set forth below is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder ("Treasury Regulations") and current administrative rulings and court decisions, all of which may be repealed, revoked or modified so as to make the ensuing analysis inapplicable. The following discussion addresses certain of the United States federal income and estate tax consequences applicable to United States Aliens (as defined below) who own Notes. Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisers concerning the United States federal tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

General

Under United States Federal income and estate tax law on the date of this Pricing Supplement and subject to the discussion below:

1. payments made by the Company or any Paying Agent on the Notes to any United States Alien (as defined below) will not be subject to United States federal withholding tax, provided that in the case of interest, (a) the holder does not actually or constructively (within the meaning of Section 871(h)(3) of the Code) own 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company, (b) the holder is not a controlled foreign corporation that is a related person (as defined in Section 864(d)(4) of the Code) with respect to the Company through stock ownership and (c) either (1) the beneficial owner of the Note certifies to the Paying Agent making the payments to the holder (the "Relevant Paying Agent"), under penalties of perjury, on U.S. Internal Revenue Service Form W-8 (or a substantially similar substitute) in the year in which a payment occurs (or in either of the two preceding calendar years) that it is not a United States Person (as defined below) and provides its name and address or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and which holds the Note on behalf of the beneficial owner certifies to the Relevant Paying Agent, under penalties of perjury, that such a certification from the beneficial owner has been received by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy of the Form W-8 or substantially similar substitute in the manner required;

2. a United States Alien holder will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or retirement of the Notes provided that
     (A) there does not exist any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, or a person holding a power over such holder if such holder is an estate or trust, or member or shareholder of, such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power over, member or shareholder) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein or (B) such holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code or (C) such holder is not or will not be a domestic or foreign personal holding company or controlled foreign corporation or passive foreign investment company or private foundation or tax exempt organization, with respect to the United States of America or a corporation which accumulates earnings to avoid United States federal income tax; and

3. Notes held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company and, at the time of such holder's death, payments of interest on such Note would not have been effectively connected with the conduct by such holder of trade or business in the United States.

If a United States Alien is engaged in a trade or business in the United States and interest and gain on the Notes are effectively connected with the conduct of such trade or business, the United States Alien, although exempt from the withholding tax discussed in the preceding paragraph, may be subject to United States federal income tax on such interest and gain in the same manner as if it were a United States Person. In lieu of a Form W-8 or similar form described above, such a United States Alien would be required to provide the Company or its Paying Agent with a properly executed Form 4224 to claim an exemption from withholding tax. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

     For the purposes of this discussion, "United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source. For purposes of this discussion, the term "United States Alien" means any person that is, as to the United States, a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.


Backup Withholding and Information Reporting

Under current United States Treasury Regulations, information reporting and 31% backup withholding will not apply to payments made by the Company or a Paying Agent on the Notes, if the certification described in paragraph (1)(c) above is received, provided that the Company or a Paying Agent does not have actual knowledge that the payee is a United States Person.

Under current Regulations, payment of the proceeds of the sale of the Notes through a foreign office of a foreign broker will not be subject to a backup withholding. However, if such broker is a United States Person, a controlled foreign corporation for United States federal tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, information reporting may apply unless such broker has in its records documentary evidence that the beneficial owner is a United States Alien and certain conditions are met or the beneficial owner otherwise establishes an exemption. Payments of the proceeds of a sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies to its non-United States status under penalties of perjury or otherwise establishes an exemption.

The foregoing is a general discussion of the information reporting and backup withholding rules and may not be applicable to the position of any particular holder or beneficial owner of the Notes. In addition, the circumstances under which backup withholding and information reporting will be required are currently under review by the United States Treasury Department and, thus, the rules discussed above may change with respect of payments on the Notes or proceeds from the sale or exchange of the Notes.

The Notes do not provide for any gross-up of payments by the Company for or on account of any present or future tax, assessment or other governmental charge imposed upon a holder by the United States (or any political subdivision or taxing authority thereof or therein).


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